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Exhibit 99.6

NEWS RELEASE

AGILITY, ALCATEL OPTRONICS AND BOOKHAM TECHNOLOGY ANNOUNCE
MULTI-SOURCE AGREEMENT FOR TUNABLE LASER SOURCES

        Industry Leaders Drive New Standard for More Efficient and Robust Networks

SANTA BARBARA, Calif., PARIS, France, ABINGDON, UK, Nov. 26, 2002—Agility Communications, Alcatel Optronics and Bookham Technology, all leading providers of tunable lasers, announced today a major multi-source agreement (MSA) for tunable laser sources. This agreement sets a new industry standard for tunable lasers, which will be met by all three founding members. It defines a small form factor plug-in sub-system, including a tunable continuous wave (CW) laser with embedded electronics that allows automatic wavelength setting and locking. Covering the C and L-bands, these standardized products are dedicated to core DWDM applications. Each of the MSA founding companies will separately develop and market fully compatible tunable sources, providing to customers greater security of supply while lowering costs.

        In today's market, system manufacturers require better flexibility, easier inventory management and reduced costs. By standardizing the tunable function through a sub-system, MSA members allow the use of different, mature technologies while guaranteeing the best optical performance at optimized costs. This MSA is a significant step towards the adoption of the tunable function by the optical telecom industry.

        "We strongly believe this MSA will set the standard that moves the industry forward and will catalyze other tunable laser companies to join," said Ron Nelson, president and CEO for Agility Communications. "This MSA is an important step in our industry."

        "As system architecture must be cost-efficient from the first switch-on wavelength, this MSA represents a quick and flexible answer to system manufacturers and their customer-operator requirements," added Philippe Bregi, chief operating officer of Alcatel Optronics.

        "This MSA clears the way for widespread deployment of cost disruptive technologies", said Steve Turley, chief commercial officer for Bookham Technology.

        The products compliant with the MSA agreement include 10 mW and 20 mW CW tunable lasers able to cover both C and L-band applications, with 25 GHz and 50 GHz wavelength spacing. They have a compact footprint with maximum dimensions of 76.2 × 50.8 × 12.7 mm3 and a dense 40-pin connector for electrical interface. These standardized tunable sources also support SPI, I2C™ and UART remote control buses using the same protocol. More specific technical detail on the MSA is available at each of the companies web sites and on www.tunablemsa.com.

        This MSA is open to participation from all companies who can meet the standards set forth within the MSA. Interested parties will be welcomed.

About Agility Communications

        Agility Communications, Inc., the leader in pioneering widely tunable lasers for metro, switching, and long-haul markets, provides the lowest total cost of ownership and dramatically reduces the costs

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and complexity of supporting agile networks. The company has been named one of Light Reading's Top 10 Privately Held Companies, has won the Technologic Partners' Optix 2001 Investors' Choice award, and was listed in Upside Magazine's "Hot 100" private companies for 2001. Agility has also been highlighted in several "Hot Companies to Watch" lists, including ones in Business Week and Lightwave Magazine. Founded by a team of optical networking and semiconductor veterans in Oct. 1998, Agility is headquartered in Santa Barbara, Calif., and has manufacturing facilities in Allentown, Penn. For more information about Agility solutions, visit www.agility.com, send email to info@agility.com, or call 805-690-1700.

About Alcatel Optronics

        Alcatel Optronics (Paris: CGO and NASDAQ: ALAO) designs, manufactures and sells high performance optical components, modules and integrated sub-systems for use in terrestrial and submarine optical telecommunications networks. Alcatel Optronics is a leading supplier of DWDM lasers, photodetectors, optical amplifiers, high-speed interface modules and key passive devices such as arrayed waveguide multiplexers and Fiber Bragg Grating filters. It also has experience in integrating active and passive components and modules into sub-systems. The Optronics Division is part of Alcatel's Optics Group which comprises Alcatel's world-leading activities in optical networking, including submarine and terrestrial transmission systems, fiber optics and optical components. For more information, visit Alcatel Optronics on the Internet: www.alcatel.com/optronics

About Bookham Technology

        Bookham Technology (LSE: BHM; BKHM) designs and manufactures a broad range of high performance active, passive and amplifying optical components, modules and subsystems to provide end-to-end solutions for the optical networking industry using three cost disruptive technologies: patented silicon-based ASOC, Gallium Arsenide and Indium Phosphide. For more information visit Bookham on the internet: www.bookham.com

Press Contacts
Agility Communications
Lisa Blaisdell	Tel: +1 949 347-1040	lisa@trainerpr.com
Alcatel Optronics
Guy Mesquida	Tel: + 33.1.64.49.49.03	guy.mesquida@alcatel.fr
Bookham Technology
Sharon Ostaszewska	Tel: +44.1235.7612	sharon.ostaszewska@bookham.com

        The statements contained in this press release that are not purely historical are forward-looking statements. These statements may be identified by their use of forward-looking terminology such as "believes," "will," "intends," "plans," "anticipates," "strive," "designed" and similar words. Such forward-looking statements include, but are not limited to, any statement or implication that the products described in this press release (i) will be successfully introduced or marketed, (ii) will be qualified and purchased by MSA members' customers, or (iii) will perform to any particular specifications or performance or reliability standards. Such forward-looking statements involve risks and uncertainties that, if realized, could materially impair the MSA members' respective results of operations, business and financial condition. These risks and uncertainties include, but are not limited to factors discussed from time to time in financial reports filed by one or more of the MSA. The forward-looking statements contained in this news release are made as of the date hereof, and none of the MSA members assumes any obligation to update or qualify any of the statements made herein.

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AGILITY, ALCATEL OPTRONICS AND BOOKHAM TECHNOLOGY ANNOUNCE MULTI-SOURCE AGREEMENT FOR TUNABLE LASER SOURCES